SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces July 2009 Traffic Figures

São Paulo, August 7, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost airline in Latin America, announces its preliminary traffic figures for July 2009.

Management Comments

In July 2009, GOL recorded an increase in demand on its route network for the fourth consecutive month. In addition to the seasonally favorable period for the airline industry as a whole, passenger traffic volume (measured in RPK - revenue passenger kilometers), moved up over June 2009 thanks to the following factors: (i) the school vacations in July; (ii) the increased supply of low-fare seats, aiming to optimize the Company’s load factor, yields and cost structure, in line with the strategy of generating positive operating cash flow; and (iii) revitalizing the SMILES program (America Latina’s largest mileage program, with more than 6.2 million members). As a result of all these factors, GOL reported a 7.4% increase in RPK over July 2008 and a 20.3% upturn over the previous month.

RPK volume moved up by 22.8% on the domestic market and by 20.3% in consolidated terms in July.

A further positive contribution to traffic came from the new fare categories (which allow us to offer the most appropriate product for each type of client), combined with the Company’s dominating presence in Brazil’s main airports and routes.

The Company achieved a total load factor of 71.5%, its highest figure since the VRG acquisition.

Also in July, the Company recorded a total load factor of 71.5%, the highest figure since the acquisition of VRG, 6.8 p.p. up on the 64.7% reported in July 2008 and 7.7 p.p. up on the 63.8% posted in June 2009. The domestic load factor stood at 74.6% and the international one at 49.5% .

Operating Data	July 2009*	July 2008*	% Chg. (YoY)	June 2009*	% Chg. (MoM)
Total System
ASK (mm) (1)	3,490.5	3,591.6	-2.8%	3,252.8	7.3%
RPK (mm) (2)	2,495.4	2,323.5	7.4%	2,074.7	20.3%
Load Factor (3)	71.5%	64.7%	6.8 pp	63.8%	7.7 pp
Domestic Market
ASK (mm) (1)	3,061.2	2,838.2	7.9%	2,832.2	8.1%
RPK (mm) (2)	2,282.7	1,769.0	29.0%	1,858.6	22.8%
Load Factor (3)	74.6%	62.3%	12.2 pp	65.6%	8.9 pp
International Market
ASK (mm) (1)	429.2	753.4	-43.0%	420.6	2.1%
RPK (mm) (2)	212.7	554.5	-61.6%	216.0	-1.6%
Load Factor (3)	49.5%	73.6%	-24.1 pp	51.4%	-1.8 pp

( * ) July 2009 preliminary figures; July 2008 and June 2009 ANAC figures.

In line with its focus on optimizing operating profitability, the utilization ratio of GOL’s operational fleet (measured in block hours) exceeded 12 hours/day in comparison to 11.3 hours/day posted in 1Q09 , pushing up seat supply (measured in ASK – available seat kilometers) by 7.3% over June 2009. This gradual and planned increase in block hours is an important factor in diluting operating costs.

In this scenario, domestic market demand climbed by 29.0% year-over-year and by 22.8% over June 2009 (a low-season month). The international segment recorded an opposite tendency, with demand dropping by 61.6% over the same period last year, due to the elimination of long-haul routes, and falling by 1.6% over the previous month due to the Company’s strategic decision to temporarily suspend flights to Lima in order to revaluate it and reduce the frequency of flights to Santiago and Buenos Aires, mainly driven by its focus on profitability.

As a result of all the above, average net yield remained slightly above the June figure, thanks to the yield adjustment in the second half of the month, higher than the R$19.43 cents (R$) reported in 2Q08, but still below the R$21.93 cents (R$) posted in 1Q08.

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

CONTACT:

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves - Head of IR
Phone.: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: @golinvest

Corporate Communication
Phone.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Carolina Stefanini and Erica Arruda
Phone.: (55 11) 3061-9596
             (55 11) 2128-4420
carolina.stefanini@fsb.com.br
erica.arruda@fsb.com.br

Edelman (U.S and Europe):
M. Smith and N. Dean
Phone: + 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com	About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change withou t prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.